SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No: 1)*

Progyny, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74340E103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 6

CUSIP #74340E103	Page 2 of 7

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers XIII, LLC (“KPCB XIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	5	SOLE VOTING POWER
		11,620,942 shares (including 527,246 shares represented by common stock warrants), except that KPCB XIII Associates, LLC (“Associates”), the managing member of KPCB XIII, may be deemed to have sole power to vote these shares.
REPORTING PERSON WITH	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		11,620,942 shares (including 527,246 shares represented by common stock warrants), except that Associates, the managing member of KPCB XIII, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,620,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.4%
12	TYPE OF REPORTING PERSON	OO

CUSIP #74340E103	Page 3 of 7

1	NAME OF REPORTING PERSONS KPCB XIII Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	5	SOLE VOTING POWER
		11,620,942 shares (including 527,246 shares represented by common stock warrants), all of which are directly owned by KPCB XIII. Associates, the managing member of KPCB XIII, may be deemed to have sole power to vote these shares.
REPORTING PERSON WITH	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		11,620,942 shares (including 527,246 shares represented by common stock warrants), all of which are directly owned by KPCB XIII. Associates, the managing member of KPCB XIII, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,620,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.4%
12	TYPE OF REPORTING PERSON	OO

CUSIP #74340E103	Page 4 of 7

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Kleiner Perkins Caufield & Byers XIII, LLC, a Delaware limited liability company and KPCB XIII Associates, LLC, a Delaware limited liability company. The foregoing entities are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1359 Broadway 2nd Floor
New York, NY 10018

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2020:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP #74340E103	Page 5 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 12, 2021

KLEINER PERKINS CAUFIELD & BYERS XIII, LLC,
a Delaware limited liability company

By: KPCB XIII ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XIII ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP #74340E103	Page 6 of 7

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	7

CUSIP #74340E103	Page 7 of 7

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:     February 12, 2021

KLEINER PERKINS CAUFIELD & BYERS XIII, LLC,
a Delaware limited liability company

By: KPCB XIII ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XIII ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer